Exhibit (11)

               OWENS CORNING AND SUBSIDIARIES

              COMPUTATION OF PER SHARE EARNINGS
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

                                              Quarter Ended
                                                 March 31,
                                              1997      1996
                                          (In millions of dollars
                                             except share data)
Primary:

Net income                                $     42    $    39

Weighted average number of shares
  outstanding (thousands)                   52,761     51,490

Weighted average common equivalent
  shares (thousands):
  Deferred awards                               15         15
  Stock options using weighted average
     market price                              689        796

Primary weighted average number of
  common shares outstanding and
  common equivalent shares (thousands)      53,465     52,301

Primary per share amount                    $  .79    $   .75

Fully Diluted:

Net income                                  $   44    $    41

Weighted average number of shares
  outstanding (thousands)                   52,761     51,490
Weighted average common equivalent
  shares (thousands):
  Deferred awards                               15         15
  Stock options using the higher of
     average market price or market
     price at end of period                    760        821
  Shares from assumed conversion
     of preferred securities                 4,566      4,566

Fully diluted weighted average number
  of common shares outstanding and
  common equivalent shares (thousands)      58,102     56,892

Fully diluted per share amount             $   .76    $   .73


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